ALSTON&BIRD LLP

950 F Street, N.W.

The Atlantic Building

Washington, DC 20004

202-239-3300

Fax: 202-756-3333

www.alston.com

October [  ], 2011

Northern Lights Fund Trust, II

4020 South 147th Street

Omaha, NE  68137

Direxion Funds

33 Whitehall Street

10th Floor

New York, NY  10004

Re:

Agreement and Plan of Reorganization by and among Direxion Funds, on behalf of, among others, its series, [Spectrum Select Alternative Fund][Spectrum Global Perspective Fund][Spectrum Equity Opportunity Fund], Northern Lights Fund Trust II, on behalf of, among others, its series, [Hundredfold Select Alternative Fund][Hundredfold Select Global Fund][Hundredfold Select Equity Fund], Advisors Preferred LLC, and Gemini Fund Services, LLC, as of ____ __, 2011

Ladies and Gentlemen:

You have asked for our opinion as to certain Federal income tax consequences of transactions contemplated in the above-referenced Agreement and Plan of Reorganization (the “Reorganization Agreement”).

Background

Direxion Funds, (“Direxion”) is a Massachusetts business trust consisting of separate series, including [Spectrum Select Alternative Fund][Spectrum Global Perspective Fund][Spectrum Equity Opportunity Fund] (the “Target Fund”).  Northern Lights Fund Trust II (“Northern Lights II”) is a Delaware statutory trust consisting of separate series, including the [Hundredfold Select Alternative Fund][Hundredfold Select Global Fund][Hundredfold Select Equity Fund] (the “Acquiring Fund”).  Northern Lights II and Direxion are open-ended management investment companies registered under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Acquiring Fund is a newly created series and has no existing shareholders or assets other than a holder of nominal shares and other than nominal assets to facilitate the organization of the Acquiring Fund.  The Target Fund and the Acquiring Fund possess identical investment strategies and are managed by the same portfolio manager.

At the Effective Time (as defined in the Reorganization Agreement), the Target Fund will transfer all of its assets to the Acquiring Fund solely in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund.  The Target Fund will then distribute Acquiring Fund shares to the holders of Target Fund shares in exchange for those Target Fund shares, in liquidation of the Target Fund, and the existence of the Target Fund will be terminated.  All of the above steps will constitute the “Transaction.”  Thereafter, the Acquiring Fund will continue the investment operations of the Target Fund.

For purposes of this opinion, we have relied on certain written representations of officers of Northern Lights II and Direxion, and have assumed those representations to be true.  We have also assumed that the Reorganization Agreement has been duly authorized by the parties and approved by the shareholders of the Target Fund, and the appropriate documents have been filed with the appropriate government agencies.

Conclusions

Based upon the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Department regulations in effect as of the date hereof, current published administrative positions of the Internal Revenue Service contained in revenue rulings and procedures, and judicial decisions, and upon the assumptions and representations referred to herein and the documents provided to us by you (including the Prospectus/Proxy Statement dated September [  ], 2011, and the Reorganization Agreement), it is our opinion for Federal income tax purposes that:

1)

The Transaction will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and the Acquiring Fund and the Target Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2)

No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Target Fund solely in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund.

3)

No gain or loss will be recognized by the Target Fund upon the transfer of the Target Fund’s assets to the Acquiring Fund solely in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund or upon the distribution (whether actual or constructive) of Acquiring Fund shares to the Target Fund’s shareholders in exchange for such shareholders’ shares of the Target Fund.

4)

No gain or loss will be recognized by the Target Fund’s shareholders upon the exchange of their shares of the Target Fund’s for Acquiring Fund shares in the Transaction.

5)

The adjusted tax basis of Acquiring Fund shares received by each of the Target Fund’s shareholders pursuant to the Transaction will be the same as the adjusted tax basis of the Target Fund shares exchanged therefore by such shareholder.  The holding period of Acquiring Fund shares to be received by each of the Target Fund’s shareholders will include the period during which the Target Fund shares exchanged therefore were held by such shareholder, provided the Target Fund shares are held as capital assets at the time of the Transaction.

6)

The tax basis of the Target Fund’s assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Target Fund immediately prior to the Transaction.  The holding period of the assets of the Target Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Target Fund.

7)

For purposes of Section 381 of the Code, the Target Fund will be treated as the same corporation as the Target Fund and the tax attributes of the Acquired Fund described in Section 381(c) of the Code shall be taken into account by the Acquiring Fund as if there had been no Transaction.

This opinion represents our best legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court concerning the issues.  We express no opinion relating to any Federal income tax matter except on the basis of the facts described above.  We also express no opinion regarding any costs relating to the Transaction.  Additionally, we express no opinion on the tax consequences under foreign, state or local laws.  In issuing our opinion, we have relied solely upon existing provisions of the Code, existing and proposed regulations thereunder, and current administrative positions and judicial decisions.  Such laws, regulations, administrative positions and judicial decisions are subject to change at any time.  Any such change could affect the validity of the opinion set forth above.  Also, future changes in federal income tax laws and the interpretation thereof can have retroactive effect.

Very truly yours,

ALSTON & BIRD LLP

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